UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Amendment No. 1

Under the Securities Exchange Act of 1934
Charys Holding Company, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
161420104
(CUSIP Number)
December 7, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❒ Rule 13d-1(b)
☒ Rule 13d-1(c)
❒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161420104	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,825,053
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,825,053
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,825,053
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 161420104	SCHEDULE 13G	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13G is being filed solely to correct certain information contained in the footnote to Item 4 contained in the initial Schedule 13G filed on December 28, 2006 with respect to the exercise prices of the Series C Warrant and the Series D Warrant issued to the Reporting Person. The correct exercise price of the Series C Warrant to purchase 3,333,333 shares of common stock expiring December 7, 2011 is $4.00 and the correct exercise price of the Series D Warrant to purchase 3,333,333 shares of common stock expiring December 7, 2011 is $5.00.

Item 1(a).       Name of Issuer:

Charys Holding Company, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

        1117 Perimeter Center West, Suite N415
Atlanta, Georgia 30338

Item 2(a).       Name of Person Filing.
Item 2(b).      Address of Principal Business Office or, if None, Residence.
Item 2(c).      Citizenship.

Vision Opportunity Master Fund, Ltd.
20 W. 55th Street, 5th Floor
New York, New York 10019
Cayman Islands

Item 2(d).       Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).       CUSIP Number:

161420104

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.           Ownership.*

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 7, 2006:

(a)
Amount beneficially owned: 5,825,053 shares of Common Stock (based upon 36,616,706 shares of Common Stock issued and outstanding as of November 30, 2006, as reported on the Issuer’s quarterly report on Form 10-QSB filed for the fiscal quarter ending September 30, 2006).

(b)	Percent of Class: 9.9%

CUSIP No. 161420104	SCHEDULE 13G	Page 4 of 6 Pages

(c)	Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 5,825,053

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 5,825,053

(iv) shared power to dispose or direct the disposition of: 0

*On December 7, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) a subordinated convertible promissory note in the aggregate principal amount of $10,000,000 (the “Note”), convertible into shares of the Issuer’s common stock at a conversion price of $2.25 per share, (ii) a Series A Warrant to purchase 3,333,333 shares of common stock expiring December 7, 2011 at an exercise price of $4.00 per share, (iii) a Series B Warrant to purchase 3,333,333 shares of common stock expiring December 7, 2011 at an exercise price of $5.00 per share, (iv) a Series J Warrant to purchase 4,444,444 shares of common stock expiring September 7, 2007 at an exercise price of $3.25 per share, (v) a Series C Warrant to purchase 3,333,333 shares of common stock expiring December 7, 2011 at an exercise price of $4.00 per share, and (vi) a Series D Warrant to purchase 3,333,333 shares of common stock expiring December 7, 2011 at an exercise price of $5.00 per share (collectively, the “Warrants”). The aggregate number of Warrants held by the Reporting Person is 17,777,776. The Note is convertible into shares of common stock at any time at the option of the Reporting Person and the Warrants are exercisable into shares of common stock at any time at the option of the Reporting Person, subject to certain limitations contained in the Warrants. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of common stock upon conversion of the Note or upon exercise of the Warrants to the extent that, upon conversion or exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.9% of the issued and outstanding shares of common stock of the Issuer. Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Item 5.    Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

CUSIP No. 161420104	SCHEDULE 13G	Page 5 of 6 Pages

Item 8.    Identification and Classification of Members of the Group.

        Not Applicable

Item 9.    Notice of Dissolution of Group.

        Not Applicable

Item 10.     Certification.

        Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 161420104	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ Adam Benowitz
Name: Adam Benowitz
Title: Managing Member